Annex B


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| LINN ENERGY LLC | RR Donnelley ProFile | ACXFBU-MWE-XN0¦ 11.3.14 | SER guruv0dc | 20-Oct-2013 18:42 EST | | 504864 TX 50 | 27* |
| LINN ENERGY, FORM S- | | | HOU | 18-Sep-2013 06:00 EST | COMP | PS PMT | 1C |

- unable to obtain financing for these acquisitions on economically acceptable terms; or

- outbid by competitors.

In any such case, LINN's future growth and ability to increase distributions will be limited. Furthermore, even if LINN does make acquisitions that it believes will increase net cash provided by operating activities, these acquisitions may nevertheless result in a decrease in available cash flow per unit.

If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, LINN's net cash provided by operating activities could be reduced, which could adversely affect LINN's ability to pay a distribution at the current level or at all.

In determining the amount of cash that it distributes to its unitholders, LINN's board of directors establishes estimated amounts at the end of each year of the amounts (which LINN refers to as discretionary reductions for a portion of oil and natural gas development costs) that LINN believes will be necessary during the following year to fully offset declines in production and proved developed producing reserves through drilling and development activities. In determining this portion of oil and natural gas development costs (which includes estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status but does not include the historical cost of acquired properties as those amounts have already been spent in prior periods and were financed primarily with external sources of funding), management evaluates historical results of LINN's drilling and development activities based on periodically revised and updated information from past years to assess the costs, adequacy and effectiveness of such activities and future assumptions regarding cost trends, production and decline rates and reserve recoveries. However, LINN's management does not conduct an analysis to evaluate historical amounts of capital actually spent on such drilling and development activities. LINN's ability to pursue projects with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities is limited to its inventory of development opportunities on its existing acreage position. Management's estimate of this discretionary portion of its oil and natural gas development costs does not include the historical acquisition cost of projects pursued during the year or the acquisition of new oil and natural gas reserves. Moreover, LINN's assumptions regarding costs, production and decline rates and reserve recoveries may prove incorrect. If LINN is unable to fully offset declines in production and proved developed producing reserves from this discretionary portion of its oil and natural gas development costs, LINN's net cash provided by operating activities could be reduced, which could adversely affect its ability to pay a distribution at the current level or at all. Furthermore, LINN's existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN were to limit its total capital expenditures to this discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would decrease over time, resulting in an inability to sustain production at current levels, which could adversely affect LINN's ability to pay a distribution at the current level or at all.

LINN has significant indebtedness under the Senior Notes and from time to time, the Amended Credit Facility. The Amended Credit Facility and the indentures governing the Senior Notes have substantial restrictions and financial covenants and LINN may have difficulty obtaining additional credit, which could adversely affect its operations, its ability to make acquisitions and its ability to pay distributions to its unitholders, including LinnCo.

As of June 30, 2013, LINN had an aggregate of approximately $6.3 billion outstanding under the Senior Notes and the Amended Credit Facility (with additional borrowing capacity of approximately $2.6 billion under the Amended Credit Facility, which includes a $5 million reduction in availability for outstanding letters of credit). As a result of its indebtedness, LINN will use a portion of its cash flow to pay interest and principal when due, which will reduce the cash available to finance its operations and other business activities and could limit its flexibility in planning for or reacting to changes in its business and the industry in which it operates.



EXPLANATORY NOTE REGARDING DISTRIBUTION PRACTICES

Historically, LINN has described the non-GAAP measure "Adjusted EBITDA" as the starting point in its determination of the cash available for distribution and deducted interest expense, "maintenance capital expenditures" and provision for legal matters. Going forward, LINN has decided to describe its determination of cash distributions in the following manner:

- In explaining LINN's management's recommendation of and the LINN board of directors' methodology for determining the appropriate level of cash distributions to unitholders, which will remain consistent with LINN's historical practice, LINN's description:

    - no longer uses the term "Adjusted EBITDA;"

    - no longer uses the term "distributable cash flow;"

    - starts with net cash provided by (used in) operating activities as determined in accordance with GAAP and as set forth on LINN's statement of cash flows;

    - shows the difference between net cash provided by (used in) operating activities and the amount of cash distributions actually paid to unitholders for the applicable period; and

    - describes the discretionary adjustments made by the LINN board of directors when determining the amount of cash distributions to pay unitholders.

    LINN's intent is to describe the specific adjustments considered by LINN's management and the LINN board of directors in recommending and determining the level of distributions and to allow investors to evaluate these adjustments. LINN's limited liability company agreement requires that LINN distribute, at a minimum, all "available cash" to unitholders with respect to each quarter, subject to any limitations contained under the Delaware Limited Liability Company Act. "Available cash" is generally defined as all cash on hand as of the end of a quarter, including cash from working capital borrowings, less the amount of any cash reserves established by the LINN board of directors to (i) provide for the proper conduct of LINN's business (including reserves for future capital expenditures including drilling and acquisitions and for anticipated future credit needs), (ii) comply with applicable law or any of LINN's agreements or obligations or (iii) provide funds for distributions with respect to any one or more of the next four quarters. It is under this broad grant of authority that the LINN board of directors makes its discretionary determinations regarding the appropriate adjustments to net cash provided by (used in) operating activities when determining the distribution.

- LINN will discontinue the use of the term "maintenance capital expenditures" and, instead, use the term "discretionary reductions for a portion of oil and natural gas development costs." As reflected in this terminology, the LINN board of directors reduces net cash provided by (used in) operating activities for purposes of determining the appropriate level of distributions by only a portion of the total costs for "development of oil and natural gas properties" as determined under GAAP and set forth on LINN's statement of cash flows. This change in terminology, however, does not reflect any change in LINN's methodology for determining the amount of these costs. Further, unlike many publicly traded partnerships, LINN's limited liability company agreement does not include the concept of "maintenance capital expenditures," but LINN has historically used this term because of its broad market acceptance among publicly traded partnerships, analysts and investors as a way of distinguishing between different types of capital expenditures for purposes of distribution payments. For more information on how the LINN board of directors views "discretionary reductions for a portion of oil and nature gas development costs," please read footnote (5) to the table beginning on page 237.



DISTRIBUTION PRACTICES

The LINN board of directors determines the appropriate level of distributions on a periodic basis in accordance with the provisions of LINN's limited liability company agreement. Management considers the timing and size of planned capital expenditures and long-term views about expected results in determining the amount of its distributions. Capital spending and resulting production and net cash provided by operating activities do not typically occur evenly throughout the year due to a variety of factors which are difficult to predict, including rig availability, weather, well performance, the timing of completions and the commodity price environment. Consistent with practices common to publicly traded partnerships, the LINN board of directors historically has not varied the distribution it declares period to period based on uneven net cash provided by operating activities. LINN's board of directors reviews historical financial results and forecasts for future periods, including development activities, as well as considers the impact of significant acquisitions in making a determination to increase, decrease or maintain the current level of distribution. For example, in each of years ended December 31, 2010, 2011 and 2012, following acquisitions and development activities during such years, the LINN board of directors reviewed the excess net cash provided by operating activities after distributions and discretionary adjustments in then-current periods, as well as forecasts of expected future net cash provided by operating activities and determined to increase the distribution in each of those years. To date in 2013, the LINN board of directors has considered current shortfalls in net cash provided by operating activities after distributions and discretionary adjustments as well as forecasts of expected future net cash provided by operating activities and has decided to maintain the distribution at its current level. If shortfalls are sustained over time and forecasts demonstrate expectations for continued future shortfalls, LINN's board of directors may determine to reduce, suspend or discontinue paying distributions. Please read "Risk Factors — Risks Relating to LINN's Business — If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, LINN's net cash provided by operating activities could be reduced, which could adversely affect LINN's ability to pay a distribution at the current level or at all" and "— LINN may not have sufficient net cash provided by operating activities to pay its distribution at the current level, or at all, and as a result, future dividends to LinnCo shareholders may be reduced or eliminated."


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| LINN ENERGY LLC | RR Donnelley ProFile | TX8726AC638382 11.3.14 | SER stepl0ho | 21-Oct-2013 11:06 EST | | 504864 TX 235 | 34* |
| LINN ENERGY, FORM S- | | | HOU | 18-Sep-2013 06:00 EST | COMP | PS PMT | 1C |

LINN intends to fund interest expense, a portion of its oil and natural gas development costs and distributions to unitholders from net cash provided by operating activities. LINN funds premiums paid for derivatives, acquisitions and other capital expenditures primarily with proceeds from debt or equity offerings, borrowings under its Amended Credit Facility or other external sources of funding. Although it is LINN's practice to acquire or modify derivative instruments with external sources of funding, any cash settlements on derivatives are reported as operating cash flows and may be used to fund distributions. See below for details regarding the discretionary adjustments made by the LINN board of directors in determining the periodic distribution amounts, as well as the extent to which sources of funding have been sufficient for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,		
	2013	2012	2013	2012	2012	2011	2010
	(in thousands)						
Net cash provided by (used in) operating activities	$ 226,762	$(157,942)	$ 561,356	$(122,429)	$ 350,907	$ 518,706	$ 270,918
Distributions to unitholders	(170,163)	(144,576)	(341,117)	(282,166)	(596,935)	(466,488)	(365,711)
Excess (shortfall) of net cash provided by (used in) operating activities after distributions to unitholders	56,599	(302,518)	220,239	(404,595)	(246,028)	52,218	(94,793)
Discretionary adjustments to arrive at amounts distributed:							
Premiums paid for derivatives [1]	—	405,893	—	583,434	583,434	134,352	120,376
Cash settlements on canceled derivatives [2]	—	—	—	—	—	(26,752)	123,865
Cash recoveries of bankruptcy claim [3]	(5,073)	(18,277)	(5,073)	(18,277)	(21,503)	—	—
Cash received (paid) for acquisitions or divestitures — revenues less operating expenses [4]	(6,790)	6,034	(6,790)	45,127	80,502	57,966	42,846
Discretionary reductions for a portion of oil and natural gas development costs [5]	(111,912)	(88,269)	(222,210)	(155,638)	(362,430)	(167,281)	(88,245)
Provision for legal matters [6]	—	160	—	795	414	1,086	4,362
Changes in operating assets and liabilities and other, net [7]	49,132	(8,080)	(24,630)	(32,355)	47,951	72,147	(16,646)
Excess (shortfall) of net cash provided by (used in) operating activities after distributions to unitholders and discretionary adjustments [8]	$ (18,044)	$ (5,057)	$ (38,464)	$ 18,491	$ 82,340	$ 123,736	$ 91,765

(1) Represent premiums paid for derivatives during the period. LINN considers the cost of premiums paid for derivatives as an investment related to its underlying oil and natural gas properties. LINN's statements of cash flows, prepared in accordance with GAAP, present cash settlements on derivatives and premiums paid for derivatives as operating activities. However, for purposes of determining the amount available for distribution to unitholders, LINN considers premiums paid for derivatives as investing activities, similar to the way the initial acquisition or development costs of LINN's oil and natural gas properties are presented as investing activities while the cash flows generated from these assets are included in net cash provided by operating activities. The consideration of premiums paid for derivatives as investing activities for purposes of determining the amount available for distribution differs from the presentation of derivatives activities, including premiums paid, as operating activities in LINN's financial statements prepared in accordance with GAAP.

(2) Represent derivatives canceled prior to the contract settlement date. In 2011, commodity derivatives were canceled and the proceeds were reallocated within LINN's derivatives portfolio. In 2010, interest rate swaps were canceled in connection with the issuances of certain fixed-rate senior notes.

(3) Represent the recoveries of a bankruptcy claim against Lehman Brothers which was not a transaction occurring in the ordinary course of LINN's business.

(4) Represent adjustments to the purchase price of acquisitions and divestitures, based on LINN's contractual right to revenues less operating expenses for periods from the effective date of a transaction to the closing date of a transaction. When LINN is the buyer, it is legally entitled to revenues less operating expenses generated during this period, and the LINN board of directors has historically made a discretionary adjustment to include this cash in the amount available for distribution. Conversely, when LINN is the seller, the LINN board of directors has historically made a discretionary adjustment to reduce this cash from the amount available for distribution during the period.

(5) Represent discretionary reductions for a portion of oil and natural gas development costs, an estimated component of total development costs, which are amounts established by the board of directors at the end of each year for the following year, allocated across four quarters, that are intended to fully offset declines in production and proved developed producing reserves during the year as compared to the prior year. The portion of oil and natural gas development costs includes estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status. However, the amounts do not include the historical cost of acquired properties as those amounts have already been spent in prior periods, were financed primarily with external sources of funding and do not affect LINN's ability to pay distributions in the current period. LINN's existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN were to limit its total capital expenditures to this portion of oil and natural gas development costs and not acquire new reserves, total reserves would decrease over time, resulting in an inability to maintain production at current levels, which could adversely affect LINN's ability to pay a distribution at the current level or at all. However, LINN's current total reserves do not include reserve additions

235


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| LINN ENERGY LLC | RR Donnelley ProFile | TX8726AC638382 11.3.14 | SER stepl0ho | 21-Oct-2013 11:05 EST | | 504864 TX 236 | 28* |
| LINN ENERGY, FORM S- | | | HOU | 18-Sep-2013 06:00 EST | COMP | PS PMT | 1C |

that may result from converting existing probable and possible resources to additional proved reserves, potential additional discoveries or technological advancements on LINN's existing acreage position. For more information, including the risks associated with the process for determining this amount, please also see "Risk Factors — Risks Relating to LINN's Business — If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, LINN's net cash provided by operating activities could be reduced, which could adversely affect LINN's ability to pay a distribution at the current level or at all."

See below for total development of oil and natural gas properties as presented in the statements of cash flows:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,		
	2013	2012	2013	2012	2012	2011	2010
			(in thousands)				
Total development of oil and natural gas properties	$260,095	$260,569	$495,899	$481,140	$984,530	$574,635	$204,832

(6) Represents reserves and settlements related to legal matters.

(7) Represents primarily working capital adjustments. These adjustments may or may not impact cash provided by (used in) operating activities during the respective period, but are included as discretionary adjustments as the LINN board of directors historically has not varied the distribution it declares period to period based on uneven cash flows. The LINN board of directors, when determining the appropriate level of cash distributions, excluded the impact of the timing of cash receipts and payments; as such, this adjustment is necessary to show the historical amounts LINN's board of directors determined were available for distribution.

(8) Represents the excess (shortfall) of net operating cash flow after distributions to unitholders and discretionary adjustments. Any excess was retained by LINN for future operations, future capital expenditures, future debt service or other future obligations. Any shortfall was funded with cash on hand and/or borrowings under LINN's Amended Credit Facility.

A summary of the significant sources and uses of funding for the respective periods is presented below:

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,		
	2013	2012	2013	2012	2012	2011	2010
			(in thousands)				
Net cash provided by (used in) operating activities	$ 226,762	$ (157,942)	$ 561,356	$ (122,429)	$ 350,907	$ 518,706	$ 270,918
Distributions to unitholders	(170,163)	(144,576)	(341,117)	(282,166)	(596,935)	(466,488)	(365,711)
Excess (shortfall) of net operating cash flow after distributions to unitholders	56,599	(302,518)	220,239	(404,595)	(246,028)	52,218	(94,793)
Plus (less):							
Net cash provided by financing activities (excluding distributions to unitholders)	64,048	1,085,593	184,198	2,671,295	3,930,986	1,843,255	1,889,971
Acquisition of oil and natural gas properties and joint venture funding	(49,253)	(532,629)	(64,381)	(1,762,933)	(2,640,475)	(1,500,193)	(1,351,033)
Development of oil and natural gas properties	(260,095)	(260,569)	(495,899)	(481,140)	(984,530)	(574,635)	(204,832)
Purchases of other property and equipment	(29,304)	(12,538)	(55,147)	(22,433)	(60,549)	(55,229)	(18,181)
Proceeds from sale of properties and equipment and other	213,123	360	210,899	575	725	(303)	(7,362)
Net increase (decrease) in cash and cash equivalents	$ (4,882)	$ (22,301)	$ (91)	$ 769	$ 129	$ (234,887)	$ 213,770

Securities Authorized for Issuance Under Equity Compensation Plans

See the information under the section "—Management—Security Ownership of Certain Beneficial Owners and Management" below regarding securities authorized for issuance under LINN's equity compensation plans.

Issuer Purchases of Equity Securities

In October 2008, the LINN board of directors authorized the repurchase of up to $100 million of LINN's outstanding units from time to time on the open market or in negotiated purchases. The repurchase plan does not obligate LINN to acquire any specific number of units and may be discontinued at any time. LINN did not repurchase any units during the six months ended June 30, 2013 or December 31, 2012. At June 30, 2013, approximately $56 million was available for unit repurchase under the program.